UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **August 18, 2011**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On August 18, 2011, Pepco Holdings, Inc. ("PHI"), on behalf of its subsidiaries, Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company ("DPL", and, together with Pepco, collectively, the "Company"), received a letter (the "PJM Letter") dated August 18, 2011 from PJM Interconnection, LLC ("PJM"), the regional grid operator, indicating that the scheduled in-service date for the Mid-Atlantic Power Pathway ("MAPP") has been delayed from June 1, 2015 to the 2019 to 2021 time period. MAPP is a proposed high-voltage 152-mile interstate transmission project planned to originate at the Possum Point substation in northern Virginia, traverse under the Chesapeake Bay and end at the Indian River substation in Delaware.

In 2007, PJM directed the Company to construct MAPP to resolve violations of national and regional standards for reliable operation of the region's transmission system. Since that time, annual studies conducted by PJM have reaffirmed the need for MAPP; however, PJM's latest analyses indicate that the projected need for MAPP has been delayed. As a result, PJM decided to revise the in-service date, but has retained the MAPP project in its 2011 Regional Transmission Expansion Plan (RTEP).

In connection with PJM's request, the Company has requested in filings with the Maryland Public Service Commission ("MPSC") and the Virginia State Corporation Commission ("VSCC") a temporary delay in the procedural schedules in connection with the pending applications to construct MAPP in light of the new in-service date. The Company requested a temporary delay in the current procedural schedules for either the later of one year from August 2011 or the issuance of the 2012 RTEP analysis related to MAPP.

The in-service date of MAPP will be evaluated as part of PJM's 2012 RTEP review process. Until PJM's evaluation is concluded, PJM directed PHI to limit further development efforts with respect to the MAPP project and to proceed with only those development efforts reasonably necessary to allow the MAPP project to be quickly restarted if and when deemed necessary. PHI will be evaluating the work that will be required to support MAPP based on the new in-service date and in accordance with the directives of PJM contained in the PJM Letter. During this interim period, the Company intends to continue to complete the right-of-way acquisition for the proposed route, and some environmental and other preparatory activities.

In light of the directives contained in the PJM Letter, the Company is also in the process of re-evaluating its five-year capital expenditures plan with respect to the MAPP project and other transmission and distribution projects, and it anticipates that it will complete such reevaluation by the end of 2011. As a result, the forecasted construction expenditures contained in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2011 will be updated following the reevaluation of the five-year capital expenditures plan.

Capital expenditures related to MAPP incurred by PHI's Power Delivery segment during the six months ended June 30, 2011 were $19 million. Of this amount, approximately $10 million and $9 million of capital expenditures incurred were attributable to Pepco and DPL, respectively. The Company currently anticipates approximately $10 million in additional capital spending related to MAPP through the end of 2011. Total cumulative capital expenditures for MAPP from 2007 through June 30, 2011 were approximately $85 million. Of this amount, approximately $56 million and $29 million of cumulative capital expenditures incurred were attributable to Pepco and DPL, respectively. If the MAPP project is cancelled at some future date, recovery will occur through the Federal Energy Regulatory Commission (FERC) incentive rates that allow recovery of all costs prudently incurred in connection with the project.

On August 19, 2011, PHI issued a news release regarding the foregoing, which has been filed as Exhibit 99 hereto and is incorporated by reference herein in response to this Item 8.01.

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding the Company's intents, beliefs, estimates and current expectations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "future," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond the Company's control and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;

- Weather conditions affecting usage and emergency restoration costs;

- Population growth rates and changes in demographic patterns;

- Changes in customer demand for electricity and natural gas due to conservation measures and the use of more energy-efficient products;

- General economic conditions, including the impact of an economic downturn or recession on electricity and natural gas usage;

- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;

- Changes in rates of inflation;

- Changes in accounting standards or practices;

- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations;

- Legal and administrative proceedings (whether civil or criminal) and settlements that affect the Company's business and profitability;

- Pace of entry into new markets;

- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and

- Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as to the date of this Current Report on Form 8-K and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, nor can the Company assess the impact of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

The following is filed herewith:

Exhibit No.	Description of Exhibit
99	Pepco Holdings, Inc. News Release dated August 19, 2011

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

Date: August 19, 2011   /s/ A. J. KAMERICK

Name: Anthony J. Kamerick
Title: Senior Vice President and
             Chief Financial Officer

<u>INDEX TO EXHIBITS FILED HEREWITH</u>

Exhibit No.	Description of Exhibit
99	Pepco Holdings, Inc. News Release dated August 19, 2011